

CHANGDA INTERNATIONAL HOLDINGS INC.



The most competitive growing producer of New-Type fertilizers in China

Investor Presentation
August 2009



Non-Disclosure Statement



This presentation has been prepared solely for the benefit of a limited number of sophisticated investors interested in Changda International Holdings, Inc. ("Company" or "CIHI", Ticker: CIHI. OTCBB). This is not an offer nor solicitation, and is provided for informational purposes only. You are not permitted to retain a copy of this presentation, and it should be returned to the presenter. Distribution of this presentation to any person is unauthorized, and any reproduction of this presentation, in whole or in part, or the divulgence of any of its contents, without the prior written consent of the presenter is strictly prohibited.

This presentation contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the company's operations and financial performance and condition. For this purpose, statements that are not statements of historical fact may be deemed to be forward-looking statements. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors beyond the control of Changda International Holdings, Inc.



Contents





CHARDAN
CAPITAL MARKETS



Company Overview

Company Overview



Leading Compound Fertilizer Supplier

- Leading compound fertilizer producer in Shandong Province

- Dedicate to developing the environment-friendly MOIC fertilizers and slow-release fertilizers

- One of the largest producers of snow melting agent, fire retardant agent and thiophene in China

- Locally available raw material and resources to reduce cost

- Innovative promotion skills to strengthen customer loyalty

- Access to 80,000 selling points via strategic cooperation with China Post Logistics

- Strong development capabilities of customer oriented products

- Benefit from favorable government policies in fertilizer industry and agriculture production

- Experienced management team

Revenue



Net Income







Company Overview

Company Highlights

Employees

- 220 full-time employees
- 14 R&D personnel

Operating locations

- Binhai BDZ Weifang Shandong China

Production sites

- Eight production lines in three factories

Superior microbial organic controlled release fertilizer (MOCR)

- Chinese government and industry recognition
- Low cost producer of environmentally friendly products

Established and profitable company

- Experienced and capable management team
- Established sales and distribution channels, among them - China Post Logistics (Shandong)
- Leading developer in MOCR with significant competitive advantages

Significant expansion potential in China

- The world's largest market for fertilizers
- Initiated geographic expansion to develop and conquer new markets in China
- Shift from simple fertilizers to MOCR fertilizers







Company History



2000 — **2003** — **2004** — **2007** — **2008** — **2009**

December 2000
Changda Chemical was set up to produce snow melting agents

May 2004
Changda Fertilizer (75%) and Seiwa Fertilizer Co. Ltd ("Seiwa", 25%), jointly incorporated Changda Fengtai

June 2008
Changda Fertilizer acquired the remaining 25% equity interest of Changda Fengtai from Seiwa.

February 2009
CIHI acquired Changda International

April 2003
Changda Fertilizer was established to produce fertilizers

March 2007
Changda Chemical built production lines for thiophene and fire retardant agents

April 2007
Changda International was incorporated in the Marshall Islands as the holding company of the PRC operating entities

September 2007
Changda Heze was established and planned to produce MOIC fertilizers and slow-release fertilizers



Investment Highlights







Investment Highlights

1. Robust Sales Network

80,000 selling points through cooperation with China Post Logistics

2. Strong Product Development Capability

Full scale R&D support with patent coverage

3. Favorable Government Policies

Government supports both of the fertilizer and agriculture industry

4. Experienced Management Team

Senior management have over 20 years of industry expertise

昌大国际
CHANGDA













① Robust Sales Network

Shandong Province

- The largest province in terms of compound fertilizer consumption
- The Company sells 95% of its fertilizer products in Shandong

Established an extensive sales network of:

- **80,000** — **Selling points** through cooperation with China Post Logistics (CNPL 中邮物流)
- **220** — **Exclusive distribution centers** of Ruifuyuan (瑞福园 RUIFUYUAN)
- **5** — **Direct operating stores** of CIHI

Distribution Channel	Key Advantages
China Post Logistics	• Leverage on its extensive network to reach full coverage of Shandong Province • Secured payment of transaction
Ruifuyuan	• Exclusive distributorship results in incentives to promote CIHI's products • Ever increasing sales network
Direct Operating Stores	• Provide approach to end users • Understand customers' very needs









② Strong Product Development Capabilities

R&D Cooperation

- Work closely with prestigious professors in the frontier of agricultural technologies
  - Chinese Academy of Agricultural Sciences
  - China Agricultural University
  - Qingdao Technology University

R&D Focus

- Cost control and industrialization of new generation compound fertilizers
- Increase the concentration of MOIC fertilizers to reduce transportation cost and appeal to customers' need
- Intelligent capsule for slow-release fertilizers

Keep abreast of the latest product developments

Patents

- Two granted patents
  - Compound Fertilizer: Sprout and Article Formation Production Process
  - Snow melting agent: Anti Freeze Combination and its Production Process
- Eight pending patents regarding slow-release fertilizer, disposal of production waste of thiophene, etc.

发明专利证书

发明专利证书

Products

- Existing products
  - MOIC fertilizer: significantly improve the soil fertilities
  - Slow-release fertilizer: release nutrients gradually when plants need them; time and cost saving
- Developing products
  - Fertilizer with extra function of degradation and pesticides

CHARDAN
CAPITAL MARKETS

Favorable Government Policies



Chinese government offers favorable policies to the fertilizer industry and agriculture production

Favorable Policies for Fertilizer Industry

- Advantageous electricity prices
  - The electricity price (<10KV) for fertilizer producer is 0.3332 RMB/KWh, compared with 0.5754 RMB/KWh for other industrial firms
- Preferential VAT policy
  - Compound fertilizer producers are exempted from paying Value Added Tax



Favorable Policies for Agriculture Production

- The total agricultural subsidies increase by 19% in 2009, to RMB 123 billion
  - RMB 13 billion is embarked as subsidies for agricultural machinery purchases
- The minimum wheat prices are raised by 13%-15% in 2009

Minimum grain price (RMB/50kg)	2009	2008
White wheat	87	77
Red wheat / mixed wheat	83	72
Mixed wheat	83	72

- To hold up the price, the government initiated four autumn grain purchases for its state reserves
  - 60.5 million tons of purchase in 2008
  - Accounted for 16% of the autumn harvest

Source: China: Agriculture, March 9, 2009,
Goldman Sachs Gaohua Securities


CHARDAN
CAPITAL MARKETS





④ Experienced Management Team

Members of senior management have over 20 years of average professional expertise in the industry

	Qing Ran Zhu	Hua Ran Zhu	Leodegario Camacho ①	Jan Pannemann ①
	CEO, Co-founder	Director, Co-founder	CFO, Director	Director
Years in industry	20+	20+	34	6

Management Bios

Qing Ran Zhu CEO, Co-founder	• Over 20 years of experience working in the sales and marketing of feed products in the PRC agricultural industry • Vice General Manager of Weifang Legand food Company from 1995 to 2000 • Bachelor of Economics Administration from Weifang Vocational College
Hua Ran Zhu Director, Co-founder	• Over 20 years of experience working in the chemical industry • In Charge of the production workshop and machinery safety department in Shandong Haihua Group from 1995 to 2001 • Graduated from the University of Shandong Government Official Distance-Learning
Leodegario Camacho CFO	• Over 34 years of experience as a financial controller in both public and private companies in the United States and the Philippines • Also serve in a CPA firm Camacho & Camacho LLP in New Jersey • Member of the American Institute of Certified Public Accountants, New Jersey Society of Certified Public Accountants and Association of Filipino-American Accountants
Mr. Jan Pannemann Non-executive Director	• 6 years of experience as a project manager and independent business advisor based in London • Co-founder of Qingdao China Partners Investment Advisory, which was successfully merged in 2007 with now PLUS markets quoted Geo Genesis Group Ltd.

Note: Experience in financial service industry

Growth Drivers



Shrinking Arable Land	Increasing Food Requirements	Rising Export Demand
■ China's arable land per capital has decreased to 1.3 mu, while the global average is 4.8 mu ■ Stringent arable land calls for intense use of fertilizers	■ Growing population amplifies the need of crop yields as well as fertilizers ■ More meat consumption leads to higher grain requirements for livestock	■ Export demand will increase as the government significantly reduced the export tariff in July 2009 ■ Total export tariff of compound fertilizer was reduced from 95%-110% to 10%



China: Feeding More on Less Land

Source: National Bureau of Statistics, Ministry of Land and Resources



Industry Overview

Fertilizer Industry



China Fertilizer Industry

- China is the largest fertilizer market in the world, accounting for 30% of the global consumption
  - 51.08 million tons of fertilizer application in 2007
  - RMB 406.6 billion of fertilizer sales from Jan. to Nov. 2008

- Shrinking arable land yet growing population stimulates the need to boost crop yields
  - China's arable land per capita has decreased to 1.3 mu, while the global average is 4.8 mu

- Changes in dietary patterns amplify the demand of fertilizer
  - More meat consumption leads to higher grain requirements for livestock
  - The fertilizer used for fruit and vegetable is twice as grain

- Rising farmers' income also stimulates the need of fertilizers

Source: National Bureau of Statistics, KKC, FAO, Ministry of Land and Resources

2006 World Fertilizer Consumption (in Nutrients)



Legend: China, Asia exclude China, Africa, Americas, Europe, Oceania

Feeding More On Less Land





Compound Fertilizer Industry



China Compound Fertilizer Industry

- Compound fertilizer is a type of chemical fertilizer containing at least two of the major nutrients (N, P, K)
- Compound fertilizer consumption in China increased to 15.03 million tons in 2007
  - Representing 7.63% CAGR in 2002-2007
- Compound fertilizer is substituting other types of fertilizers
  - Shares of compound fertilizer consumption increased from 20% to 29% in 1997-2007

Compound Fertilizer Consumption in China



Shandong Compound Fertilizer Industry

- Shandong Province as the Largest Compound Fertilizer Market in China
  - Accounting for 13.33% of domestic compound fertilizer consumption in 2007
  - More than 40% of the fertilizer consumed in Shandong is compound fertilizer, compared with 29% in China

Fertilizer Utilization in China / Shandong

As of 2007	China	**Shandong**	% of China
Area Irrigated (Million Hectares)	565.18	**48.37**	8.56%
Fertilizer Consumption (Million Tons)	51.08	**5.00**	9.79%
Compound Fertilizer Consumption (Million Tons)	15.03	**2.00**	13.33%

Source: National Bureau of Statistics, KKC, CEIC



CHARDAN
CAPITAL MARKETS



Business Operation

Fertilizer Industry



Fertilizer Products

Fertilizer products accounted for 89.9% of total revenue in 2008

Compound Fertilizer

- Rich in N-P-K; include chloride-based and sulphur-based compound fertilizers



MOIC Fertilizer

- Contains N-P-K-Organic Matter; suitable for green / pollution-free food



Slow Release Fertilizer

- Rich in N-P-K; release nutrients to soil slowly when plants need them; reapplied less frequently



Other Fertilizer

- Water flush fertilizer: applied by water flushing; easy to use and cost / time saving
- Soil Conditioner: corrects the soil's deficiencies



Chemical Products

Chemical products accounted for 10.1% of total revenue in 2008

Snow Melting Agent

- Used in urban streets, airports, highways, courtyards and golf courses; high efficiency in snow melting without damage steel structure



Fire Retardant

- Used in rubber, textile, electronic, plastic industry, etc



Thiophene

- Used as medicine intermediate for active pharmaceutical ingredients



Other Chemical

- CaCl2: raw material of calcium salt and concrete
- MgCl2: raw material of ceramics and concrete







Local Sourcing	Abundant Resources

Local Sourcing

- Most of the raw materials of the Company are sourced in Shandong Province
    - For both fertilizer and chemical businesses
    - Nearly half of the raw materials are purchased in Weifang
- Some of the important raw materials are purchased from Shandong Haihua, the largest marine chemical enterprise in China, located in Weifang



Weifang City

Shandong Province

Abundant Resources

- Shandong is the largest supplier of crude salt and bromide in China
    - 40% of the crude salt in China
    - Crude salt is the main material for snow melting agent
    - 70% of bromide in China
    - Bromide is the main material for fire retardant agent



Source: National Bureau of Statistics, Company Data



Production Facilities



- The Company applies full automatic production to ensure that product quality meet the official standards

- Awarded the Certificate for Product Exemption from Quality Surveillance Inspection



Weifang

Heze

Heze Fertilizer (In Construction)

- Location: Mudan Industrial Park, Heze City
- Total site area: 53,333 m^2

Existing Facilities

- Location: Weifang Ocean Chemical Industry Developing Zone Industry Area, Weifang City

Changda Fertilizer



- Compound fertilizer: 4 lines
- Annual capacity: 180,000 tons
- Employee: 108 (7 R&D)
- Total Site Area: 151,164 m^2

Changda Chemical



- Snow melting agent: 3 lines
- Thiophene: 1 line
- Fire retardant agent: 1 line
- Annual capacity: 60,000 tons
- Employee: 112 (7 R&D)
- Total Site Area: 69,278 m^2



CHARDAN
CAPITAL MARKETS

Marketing



The Company has employed various promotion techniques to impress the consumers as a brand with superior product quality and customized to local needs

Pre-sales Promotion

- TV advertisement
    - Broadcasted during prime time on Shandong TV
- Promotion Materials
    - Low-cost gifts (e.g. balloons and stationery) and agricultural science materials
- Market Campaigns
    - Hold large-scale agriculture lectures to popularize fertilizer knowledge as well as the features of Company products
- Demonstration Plots
    - Offer free fertilizer to demonstrate superior product quality

Reach Brand Recognition

After-sales Follow-up

- Return Visit
    - Get feedbacks and send gifts such as wall calendars and tea set to build close relationship
- After-sales Training
    - Send training materials and provide onsite instructions regularly
- Agricultural Info Service
    - Give free cell phones to regular and amount-buying customers
    - Send SMS of weather forecast and crop price info
    - The cell phones and SMS are free via cooperation with China Unico

Strengthen Brand Loyalty



CHARDAN
CAPITAL MARKETS



Financial Performance

Historical Financial Performance





Revenue

(USD Million)

CAGR 86.57%

- 2006: 23.26
- 2007: 38.25
- 2008: 80.96



Gross Profit

(USD Million)

CAGR 74.16%

- 2006: 4.30
- 2007: 6.83
- 2008: 13.05



EBIT

(USD Million)

CAGR 73.12%

- 2006: 2.31
- 2007: 3.79
- 2008: 6.93



Net Profit

(USD Million)

CAGR 55.02%

- 2006: 2.35
- 2007: 3.75
- 2008: 5.65

Notes: Unless otherwise denoted, in this section, the financial data in 2006 is from the audit report as of FY 2006 and 2007, the financial data in 2007 and 2008 is from the draft consol as of FY2008



CHARDAN
CAPITAL MARKETS

Income Statement



(USD Thousand)	FY2006	FY2007	FY2008
Revenue	23,259	38,245	80,958
Cost of Goods Sold	(18,956)	(31,417)	(67,907)
Gross Profit	**4,303**	**6,828**	**13,051**
SG&A Expenses	(1,652)	(2,810)	(5,839)
D&A Expenses	(339)	(224)	(283)
Operating Profit (EBIT)	**2,312**	**3,794**	**6,929**
Other Income	37	132	80
Interest Income		3	16
Interest Expenses		(176)	(449)
Pretax Profit	2,349	3,753	6,576
Income Tax	-	-	(931)
Net Profit	**2,349**	**3,753**	**5,645**

Notes : Interest expenses and interest income as of FY2006 are included in SG&A

Balance Sheet



(USD Thousand)	FY2006	FY2007	FY2008
Bank Balances and Cash	716	979	575
Trade and Other Receivables, net	2,132	5,387	9,098
Inventories	1,234	1,600	4,158
Other Current Asset	256	2,237	2,750
Total Current Assets	**4,338**	**10,218**	**10,203**
Property, Plant and Equipment, net	7,496	14,207	16,809
Other Non-current Assets	5,481	1,650	1,724
Total Assets	**17,315**	**26,060**	**35,114**
Trade and Other Payables	4,969	2,821	3,147
Short-term Interest-bearing Borrowings	2,266	3,438	1,940
Other Current Liabilities	263	4,494	4,604
Total Current Liabilities	**7,498**	**10,753**	**9,691**
Deferred Government Grants	739	775	809
Long-term interest-bearing borrowings	1,152	-	2,408
Other Non-current Liabilities	-	-	1,004
Total Liabilities	**9,389**	**11,528**	**13,912**
Total Shareholders' Equity	**7,926**	**14,532**	**21,202**
Total Liabilities and Shareholders' Equity	**17,315**	**26,060**	**35,114**



Long-term Growth Strategy



Enhance product cost competitiveness

- Attain higher production yields
- Strategically expanding in future locations with direct access to secure natural resource supplies

Develop differentiated chemical products

- Increase product variety
- Expand scale of operations organically
- Evaluate potential strategic expansion opportunities to further strengthen market presence

Extension of fertilizer product lines

- Focus production on slow-release fertilizers and microbial organic fertilizers
- Develop new and potentially higher margin fertilizer products
- Construct larger production complexes

Strengthen sales network

- Expand geographically to neighboring provinces such as Henan by cooperation with China Post Logistics and other logistics firms
- Enhance the capabilities of the sales team by adoption of professional training system

Improve R&D capabilities

- Emphasize new product development, production and technology improvement
- Invest in in-house R&D
- Seek synergistic partnerships with reputable 3rd-party R&D institutions





Investment Driver

- Significant Growth Potential

- Organic growth aided by government plans -11th Five-Year Plan for Fertilizer Industry

- Highly fragmented market ripe for consolidation

- China Post Logistics relationship –Directors intend to extend relationship beyond Shandong

- Directors intend to extend network of exclusive distribution centres

- New production facilities will add significant further production capacity

- PRC fertilizer prices remain significantly below world trade prices

- Significant planned investment in R&D to continuously innovate product offering

CHARDAN
CAPITAL MARKETS



Appendix



Comparable Company Analysis

Company	Ticker	Market Cap	Closing Price	LTM Revenue ($mm) 3/31/2009	LTM Net Income ($mm) 3/31/2009	Net Income Margin	LTM EPS	2009 EPS	2010 EPS	LTM P/E	2009 P/E	2010 P/E
China Green Agriculture, Inc	CGA	249.98	13.26	31.94	11.39	36%	0.62	0.73	0.85	21.4x	18.2x	15.6x
China Agritech, Inc	CAGC	88.80	3.14	45.27	8.50	19%	0.34	0.33	0.37	6.7x	9.5x	8.5x
Yongye International Inc	YGII	na	6.15	51.00	13.17	26%	0.65	0.60	0.73	9.4x	10.3x	8.5x
China Agri-Business	CHBU	7.39	0.57	3.05	1.34	44%	0.10	na	na	6.5x	na	na
Agrium Inc	AGU	7,610.00	48.44	10,900.00	3,200.00	7%	5.07	na	na	9.6x	na	na
Converted Organics Inc	COIN	25.72	1.27	2.28	(0.43)	na	(1.60)	na	na	na	na	na
						Mean	**0.86**	**0.55**	**0.7x**	**10.7x**	**12.7x**	**10.9x**
						Median	**0.48**	**0.60**	**0.7x**	**9.4x**	**10.3x**	**8.5x**

Source: Bloomberg, August 25th, 2009

CHARDAN CAPITAL MARKETS

Current Shareholder Structure



Hudson [1] (Marshall Islands)	Exceed [2] (Marshall Islands)	Allhomely [3] (Marshall Islands)	Other Restricted Shares	Free Trading Shares
11.38%	20.58%	39.16%	20.75%	8.14%

Changda International Holdings Inc.
(Nevada)

100.00%

Changda International
(Marshall Islands)

Offshore
- -
Onshore

100.00% → **Changda Fertilizer**

100.00% → **Changda Chemical**

25.00% | 75.00% → **Changda Fengtai**

100.00% → **Changda Heze**

Notes:
1. Hudson is jointly owned by Hua Ran Zhu (79%) and Wenjun Wang (21%)
2. Exceed is jointly owned by Feng Ran Zhu (42%), Tao Wang (27%) and Gang Wang (31%)
3. Allhomely is jointly owned by Qing Ran Zhu (23%) and Jan Pannemann (77%)





Changda International Holdings Ltd.

Qing Ran Zhu CEO	Terry Wang
Email: ran@changdaint.com	Email: office@changdaint.com
Office: 86-536-851 3228	Office: 86-536-851 3228
Mobile: 86-136 0536 3536	Mobile: 86-133 0536 9960

Chardan Capital Markets, LLC

New York City

17 State Street

Suite 1600

New York, NY 10004

646.465.9000

Beijing

6B Chaowai Da Jia

SOHO Building A, Suite 2206

Chaoyang District

Beijing, China 10021

86.10.59002666

Beverly Hills

8900 Wilshire Blvd., Third Floor,

Beverly Hills, CA 90211

646.465.9040

